Digital Valleys Corp.
Suite 100, 1100 Dexter Ave North
Seattle, WA 98109

                          November 24, 2008

By Fax and Edgar

David L. Orlic
Special Counsel
Securities and Exchange Commission
Fax:    202-772-9210

Re: Digital Valleys Corp.
Registration Statement on Form S-1
File No. 333-152798
Originally Filed August 6, 2008

Dear Mr. Orlic:

Thank you for advising us that the Commission has reviewed the above-referenced registration statement (the “Registration Statement”) of Digital Valleys Corp. (the “Company”). The Company hereby requests acceleration of the effective date of the Registration Statement to November 26, 2008 at 11:00 a.m. or as soon thereafter as practicable, and as part of this request acknowledges the following:

  should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective pursuant to this request, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

  the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you need any additional information for purposes of this request, please contact our counsel, Steve Kronengold, at (718)360-5351.

Sincerely,

/s/ Felipe A. Pati
Felipe A. Pati
President and Director

cc:	Matthew Crispino
Securities and Exchange Commission,
Division of Corporation Finance - Edgar

Steve Kronengold
SRK Law Offices
011 972 8-936-6000